Exhibit 12.1
The Greenbrier Companies
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year ended August 31,
	2003	2004	2005	2006	2007

Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	$10,758	$31,194	$50,000	$61,065	$34,205
Interest expense	14,489	11,553	14,000	26,985	39,915
Estimated interest portion of rent expense	6,136	5,388	5,591	6,465	6,419

	$31,383	$48,135	$69,591	$94,515	$80,539

Fixed charges	$20,625	$16,941	$19,591	$33,450	$46,334

Ratio of earnings to fixed charges	1.52	2.84	3.55	2.83	1.74